October 20, 2017

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	iClick Interactive Asia Group Limited Registration Statement on Form F-1 CIK No. 0001697818

Dear Ms. Jacobs:

On behalf of our client, iClick Interactive Asia Group Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on September 18, 2017.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated October 12, 2017. The Staff’s comment is repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

October 20, 2017

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

* * * *

Securities and Exchange Commission

October 20, 2017

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Key Components of Results of Operations, page 95

1.	Please revise to quantify your revenue and cost of revenue under each business model during each presented period as provided in your response to prior comment 1. This information seems relevant since it clearly presents the significance of each revenue stream. Also consider disclosing the amounts of gross billings to marketers that are recorded as revenue under each of your revenue models during each presented period in order to provide better insight on your gross profit margin. For example, out of the total gross billings during the first half of 2017, your recorded revenue of $53.1 million, $3.8 million and nil under your specific-action model, cost-plus model and sales-agent model, respectively. Refer to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83, 84, 102 and 103 of the Registration Statement to include quantitative disclosure on gross billing, gross billing recognized in net revenues, net revenues and cost of revenues for each of the Company’s business models, i.e., sales agency arrangement, cost-plus marketing campaigns and specified action marketing campaigns.

Securities and Exchange Commission

October 20, 2017

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Sammy Hsieh, Chairman and Chief Executive Officer, iClick Interactive Asia Group Limited
Jill Jiao, Chief Financial Officer, iClick Interactive Asia Group Limited
Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP
Wilson Chow, Partner, PricewaterhouseCoopers